--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              GENOMICA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GENOMICA CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                (INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   37243Q101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                TERESA W. AYERS
                            CHIEF EXECUTIVE OFFICER
                              GENOMICA CORPORATION
                                1715 38TH STREET
                            BOULDER, COLORADO 80301
                                 (720) 565-4500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

                           JAMES C.T. LINFIELD, ESQ.
                           DEWAYNE R. YOUNGBERG, ESQ.
                               COOLEY GODWARD LLP
                      380 INTERLOCKEN CRESCENT, SUITE 900
                           BROOMFIELD, COLORADO 80021
                                 (720) 566-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Genomica Corporation, a Delaware corporation ("Genomica"). The address of the principal executive offices of Genomica is 1715 38th Street, Boulder, Colorado 80301. The telephone number of the principal executive offices of Genomica is (720) 565-4500.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of Genomica, including the associated rights issued pursuant to the Rights Agreement, dated as of October 2, 2001, as amended, between Genomica and Computershare Trust Company, Inc. as rights agent (the "Rights Agreement"). As of November 26, 2001, there were 23,001,126 shares of Genomica common stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of Genomica, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by Exelixis, Inc., a Delaware corporation ("Exelixis"), through its wholly owned subsidiary, Bluegreen Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated November 29, 2001, to exchange each outstanding share of Genomica common stock for a portion of a share of Exelixis common stock, par value $0.001 per share, equal to an Exchange Ratio (as defined below), upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by Exelixis with the Securities and Exchange Commission (the "SEC") on November 29, 2001 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The "Exchange Ratio" for the Offer will be a number equal to the quotient obtained by dividing the Genomica common stock value (determined as described below) by the greater of (i) $13.30285 and (ii) the average closing sales price of Exelixis common stock on the Nasdaq National Market for the 18 trading-day period ending two trading days before the initial expiration of the Offer. The Genomica common stock value will be determined by dividing $110.0 million by the sum of the number of shares of Genomica common stock and Genomica preferred stock, plus the number of shares of Genomica common stock issuable upon exercise of options and warrants with a per share exercise price of $5.00 or less, each as outstanding on the date that Purchaser first accepts shares of Genomica common stock for payment pursuant to the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of November 19, 2001 (the "Merger Agreement"), by and among Exelixis, Purchaser and Genomica. The Merger Agreement provides that, among other things, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the condition that the total number of shares of Genomica common stock that are validly tendered and not properly withdrawn in the Offer equals at least the sum of (i) a majority of the outstanding shares of Genomica common stock and (ii) all options to acquire shares of Genomica common stock, Purchaser will be merged with and into Genomica (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of Genomica common stock outstanding immediately prior to the Effective Time (other than shares held by Exelixis, Purchaser or Genomica or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a portion of a share of Exelixis common stock equal to the Exchange Ratio, plus the right to receive cash in lieu of fractional shares. As a result of the Offer and the Merger, Genomica will become a wholly owned subsidiary of Exelixis. A copy of the Merger Agreement is incorporated herein by reference to Exhibit (e)(1).

     The Schedule TO states that the principal executive offices of Exelixis and Purchaser are located at 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information contained under the caption "The Transaction -- Interests of Genomica's Officers and Directors in the Transaction" in the Prospectus, and in the Information Statement which is attached hereto as Schedule I, is incorporated herein by reference. Except as described in this Schedule 14D-9 or incorporated herein by reference, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Genomica or its affiliates and (i) Genomica's executive officers, directors or affiliates or (ii) Exelixis or Purchaser or their respective executive officers, directors or affiliates.

TREATMENT OF STOCK OPTIONS

     The Merger Agreement provides that Exelixis will not assume any Genomica stock options. Under Genomica's Amended and Restated 1996 Stock Option Plan, all options held by employees which are not assumed in connection with a change in control (such as the consummation of the Offer) automatically accelerate and become fully vested and exercisable immediately prior to the closing of such a change in control and, under Genomica's 2000 Equity Incentive Plan, all options, including options held by non-employee directors, granted under the 2000 Equity Incentive Plan which are not assumed in connection with a change in control (such as the consummation of the Offer) automatically accelerate and become fully vested and exercisable immediately prior to the consummation of such a change in control. As a result, all options granted to employees of Genomica under the Amended and Restated 1996 Stock Option Plan and all options, including options held by non-employee directors, granted under the 2000 Equity Incentive Plan will become fully vested and exercisable immediately prior to the time Purchaser first accepts shares of Genomica common stock in the Offer (the "Offer Acceptance Time"). All options not exercised prior to the Offer Acceptance Time will terminate as of the Offer Acceptance Time. Genomica officers and directors hold options to purchase Genomica common stock as set forth below:

                                                                           NUMBER OF UNVESTED
                                                                             OPTIONS WHICH
                                                                               ACCELERATE
                                                          NUMBER OF       IMMEDIATELY PRIOR TO
                                                      SHARES SUBJECT TO   THE OFFER ACCEPTANCE
NAME                                                       OPTIONS              TIME (1)
----                                                  -----------------   --------------------
Teresa W. Ayers.....................................       300,008              172,222
Thomas G. Marr, Ph.D. ..............................       333,366              172,222
Kenneth S. Rubin....................................       288,020              244,790
Daniel R. Hudspeth..................................        91,699               91,666
Michael W. Cohn.....................................       149,999              118,749
James L. Rathmann...................................        15,000               10,417
Ralph E. Christoffersen, Ph.D. .....................        20,000                   --
Robert T. Nelsen....................................        15,000               10,417
William E. Rich, Ph.D...............................        15,000               10,417
Michael J. Savage...................................        15,000               12,500

---------------

(1) Assumes an Offer Acceptance Time of December 27, 2001.

TREATMENT OF SHARES SUBJECT TO REPURCHASE

     Teresa W. Ayers and Daniel R. Hudspeth each own shares of Genomica common stock that were issued upon the early exercise of certain of their stock options and that are subject to repurchase by Genomica in the event that Ms. Ayers or Mr. Hudspeth is no longer employed by Genomica.

     At the Offer Acceptance Time, Genomica's option to repurchase such shares of Genomica common stock from Ms. Ayers and Mr. Hudspeth will terminate and, accordingly, 137,500 shares held by

Ms. Ayers and 65,444 shares held by Mr. Hudspeth will be released from the repurchase option (assuming an Offer Acceptance Time of December 27, 2001).

EXERCISE AGREEMENTS

     Under Genomica's option plans, the exercise price of an option may be satisfied with a promissory note or other means of compensation or deferred payment. Ms. Ayers, Dr. Marr and Messrs. Rubin, Hudspeth and Cohn have each entered into an Agreement Regarding Stock Option Exercise with Genomica, dated as of November 26, 2001 (the "Exercise Agreements"), as approved by Genomica's Compensation Committee. Under the terms of these Exercise Agreements, Ms. Ayers, Dr. Marr and Messrs. Rubin, Hudspeth and Cohn may receive a loan from Genomica in an amount equal to the total exercise price of certain specified options. The Exercise Agreements provide that such loans will:

     - bear a market rate of interest determined at the time the loan is made;

     - be secured by the Genomica common stock issued upon exercise of the options and, following the tender of such Genomica common stock pursuant to the Offer, by the Exelixis common stock received in exchange for such tendered shares of Genomica common stock;

     - be full recourse as to the executive; and

     - be payable 45 days following expiration of the 90-day lock-up period (as described below).

     This summary of the terms of the Exercise Agreements of Ms. Ayers, Dr. Marr and Messrs. Rubin, Hudspeth and Cohn is qualified in its entirety by reference to the complete text of the form of Exercise Agreement, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

     In connection with the Merger Agreement, the directors and officers of Genomica and certain of their affiliates have agreed not to sell or otherwise dispose of Exelixis common stock for 90 days following the date that Purchaser first accepts shares for payment pursuant to the Offer. Exelixis has agreed to waive the provisions of the lock-up agreement with each of Ms. Ayers, Dr. Marr and Messrs. Rubin, Hudspeth and Cohn to enable them to sell a sufficient number of shares of Exelixis common stock to cover any tax obligations that they may incur as a result of exercises of options to acquire Genomica common stock. This description of Exelixis' waiver is qualified in its entirety by reference to the complete text of the form of Partial Waiver of Lock-Up Agreement, which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

INDEMNIFICATION

     The Merger Agreement provides that all rights to indemnification, exculpation and advancement of expenses existing in favor of individuals who, on or prior to the completion of the Merger, were officers or directors of Genomica and any of its subsidiaries, as provided in Genomica's certificate of incorporation or bylaws, or in an agreement between one of the above parties and Genomica, as in effect on November 19, 2001, will survive the Merger and continue in full force and effect for a period of five years from the effective time of the Merger.

     After completion of the Merger, Exelixis is required to indemnify and hold harmless the individuals who on or before the completion of the Merger were officers or directors of Genomica and any of its subsidiaries to the same extent as set forth in the preceding paragraph.

     The Merger Agreement also provides that for five years after completion of the Merger, Genomica, as the surviving corporation in the Merger, will provide officers' and directors' liability insurance with respect to acts or omissions occurring prior to completion of the Merger, covering each Genomica officer and director covered by Genomica's officers' and directors' liability insurance policy as of November 19, 2001, on terms at least as favorable as those of the policy in effect on November 19, 2001. However, Genomica is not required to pay annual premiums in excess of 150% of current annual premiums paid by Genomica to maintain or procure insurance coverage.

THE MERGER AGREEMENT AND STOCKHOLDER TENDER AGREEMENTS

     A summary of the material terms of the Merger Agreement is contained under the caption "Certain Terms of the Merger Agreement" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     A summary of the material terms of certain Stockholder Tender Agreements, dated as of November 19, 2001, between Exelixis and certain stockholders of Genomica (the "Stockholder Tender Agreements"), is contained under the caption "The Stockholder Tender Agreements" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the form of Stockholder Tender Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     As described below, the Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Genomica and its stockholders. The Board unanimously recommends that Genomica's stockholders accept the Offer and tender their shares of Genomica common stock pursuant to the Offer.

     A letter to Genomica's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) hereto and are incorporated herein by reference.

(b) BACKGROUND AND REASONS FOR THE BOARD'S RECOMMENDATION.

BACKGROUND

     Beginning in April 2001, the Board recognized that the market for Genomica's software products had not developed and grown as planned. At a meeting held on April 3, 2001, the Board established a Special Committee (the "Special Committee"), consisting of Teresa W. Ayers, Dr. Thomas G. Marr, James
L. Rathmann and Robert T. Nelsen (who was subsequently replaced by Michael J. Savage on July 18, 2001), to explore Genomica's strategic and financial alternatives, including a possible sale of Genomica, and authorized the Special Committee to engage a financial advisor to assist in such process. Thereafter, Genomica retained CIBC World Markets Corp. ("CIBC World Markets") as its financial advisor.

     From April 2001 through October 2001, approximately 40 companies were contacted to determine their interest in engaging in a strategic or business combination transaction with Genomica. Sixteen of these companies conducted preliminary due diligence investigations. By September 2001, seven of these companies, including Exelixis, submitted preliminary indications of interest. Genomica, with the assistance of CIBC World Markets, evaluated the strategic, business and financial merits of each of the potential strategic partners and acquirors. Genomica subsequently decided to pursue discussions with five potential acquirors, three of which were public companies and two of which were private companies.

     Between April 5 and September 11, 2001, the Special Committee met with Genomica's management and representatives of CIBC World Markets and Cooley Godward LLP ("Cooley Godward"), Genomica's outside legal counsel, six times to consider the status of Genomica's efforts to identify potential strategic partners or acquirors, and to receive updates on the status of discussions with certain parties that had expressed an interest in pursuing a strategic or business combination transaction.

     At the September 11, 2001 meeting of the Special Committee, one potential acquiror made a presentation to the Special Committee. Presentations by several other potential acquirors, including Exelixis, that had been scheduled for that day and the next day were cancelled due to the September 11th terrorist attacks.

     Because Exelixis had been unable to meet with the Special Committee on September 12, 2001 as originally planned, a telephone conference was held on September 13, 2001 between members of Genomica's management and Glen Sato, Exelixis' Chief Financial Officer and Vice President, Legal Affairs. During this telephone conference, Genomica's management presented Mr. Sato with a strategic overview of Genomica and discussed the possibility of a business combination between the two companies. Genomica's management was represented by Ms. Ayers, Genomica's Chief Executive Officer, and Mr. Hudspeth, Genomica's Chief Financial Officer, Vice President of Finance, Treasurer and Secretary.

     Between September 13 and September 24, 2001, Genomica continued to pursue discussions with Exelixis and the other four potential acquirors and continued its legal and financial due diligence investigation of these parties.

     On September 19, 2001, Genomica received a written expression of interest from Exelixis in acquiring Genomica in a stock-for-stock transaction. Exelixis' initial proposal contemplated a stock-for-stock merger in which Exelixis would issue 6,406,150 shares of common stock, having a market value as of that date of approximately $71.5 million, in exchange for all outstanding shares of Genomica common stock. Exelixis' proposal was subject to certain conditions, including satisfactory completion of Exelixis' ongoing due diligence investigation of Genomica.

     On September 20, 2001, Genomica received a written expression of interest from one of the other potential public acquirors ("Bidder A"). Bidder A's proposal contemplated a stock-for-stock merger in which Bidder A would issue a fixed number of shares of its common stock, having a market value as of that date of approximately $61.7 million, in exchange for all outstanding shares of Genomica common stock.

     On September 24, 2001, the Special Committee met with Genomica's management and legal and financial advisors to consider the status of discussions with the five remaining potential acquirors. Genomica's management reviewed the status of discussions with each potential acquiror and informed the Special Committee that one of the private companies had withdrawn from the process. The Special Committee then decided to eliminate the other private company from consideration and focus on the three potential acquirors that were already public. Genomica's management and financial advisor then reviewed the written proposals that had been received from Exelixis and Bidder A and an oral proposal from the third potential public acquiror ("Bidder B") with the Special Committee. A representative of Cooley Godward also outlined the Special Committee's fiduciary duties and other legal principles applicable to consideration of a business combination transaction. The Special Committee concluded that, in light of financial market conditions following the September 11th terrorist attacks, none of the proposals was acceptable at that time. The Special Committee further decided that the proposals would be reevaluated once the markets stabilized, and instructed CIBC World Markets to so inform each potential acquiror.

     Between September 24 and October 2, 2001, in accordance with the Special Committee's instructions, CIBC World Markets contacted each of the three potential acquirors to inform them that their proposals were not acceptable in light of existing market conditions, but that their proposals would be reevaluated once the markets stabilized.

     On October 2, 2001, the Board met with Genomica's management and legal and financial advisors to receive an update on the status of discussions with the remaining potential acquirors. Genomica's management, legal counsel and financial advisor reviewed the terms of the proposals received from the potential acquirors, including valuation, deal structure, and conditions to closing. Genomica's management also described the objectives of each potential acquiror with respect to Genomica, including possible areas of synergy between Genomica and each potential acquiror. Ms. Ayers reported that the Special Committee had recommended that no action be taken with respect to any of the proposals pending stabilization of the financial markets, at which point the proposals would be reevaluated. Ms. Ayers then described efforts to identify other potential acquirors. The Board also discussed other strategic alternatives, including expanding the range of potential acquirors to include companies in different industries as well as the payment of a liquidating dividend. Following extensive discussion regarding the advantages and disadvantages of the available alternatives, the Board directed management to continue to negotiate with Exelixis and Bidder A.

The Board decided to discontinue negotiations with Bidder B due to its failure to submit a formal offer in writing.

     On October 11, 2001, Mr. Sato met with Ms. Ayers and Mr. Hudspeth at Genomica's offices in Boulder, Colorado to review background historical information on Genomica's strategy, products and financial and operational performance. Mr. Sato also visited the offices of Cooley Godward to begin Exelixis' due diligence review of Genomica, which continued through the signing of the Merger Agreement.

     On October 12, 2001, Exelixis revised its proposal to provide for a stock-for-stock merger in which Exelixis would issue 8,000,000 shares of common stock in exchange for all outstanding shares of Genomica common stock, and would pay Genomica's stockholders an "earnout" if Genomica's Discovery Manager product line was licensed or sold for at least $10 million. Also on October 12, 2001, Bidder A submitted a letter reiterating its interest in pursuing a stock-for-stock merger on the terms previously proposed in its September 20, 2001 expression of interest.

     On October 15, 2001, the Special Committee met with Genomica's management and legal and financial advisors to receive an update on the status of discussions with Exelixis and Bidder A and to reevaluate their proposals. Genomica's management and legal and financial advisors reviewed Exelixis' revised proposal and Bidder A's proposal with the Special Committee and discussed the strategic, business and financial merits and the timing of a possible transaction with each of the potential acquirors. The Special Committee concluded that, because the financial markets had not significantly improved since the October 2, 2001 meeting of the Board, neither Exelixis' revised proposal nor Bidder A's proposal was acceptable at that time. The Special Committee directed management to continue to negotiate with both of the potential acquirors.

     Between October 15 and October 31, 2001, representatives of Genomica and Exelixis, their respective outside legal counsel, and CIBC World Markets participated in various telephone conferences to discuss the proposed financial terms and legal structure of a business combination transaction and to continue their respective due diligence investigations. Specifically, on October 26, 2001, members of Exelixis' management and representatives of Heller Ehrman White & McAuliffe LLP ("Heller Ehrman"), Exelixis' outside legal counsel, proposed that a transaction be structured involving a stock-for-stock exchange offer, followed by a second step stock-for-stock merger. On October 30, 2001, representatives of Genomica agreed that this structure was preferable to other structures discussed for a number of reasons, including the relative speed of its expected completion. During this period, representatives of Genomica also had several telephone conversations with representatives of Bidder A to advise them of the status of Genomica's consideration of Bidder A's proposal.

     On November 1, 2001, the Special Committee met with Genomica's management and legal and financial advisors to review the status of discussions with Exelixis and Bidder A and to reevaluate their proposals. Genomica's management and legal and financial advisors reviewed each proposal with the Special Committee and discussed the strategic, business and financial merits and the timing of a possible transaction with each of the potential acquirors. The Special Committee also discussed Genomica's other potential strategic alternatives. Ms. Ayers then outlined the proposed process for the Board's consideration of the proposals from Exelixis and Bidder A, including arrangements for the November 12, 2001 meeting of the Board and the distribution of information to the Board in advance of that meeting, and the Special Committee approved those arrangements.

     Between November 1 and November 12, 2001, Genomica's management and financial advisor had several telephone conversations with each of Exelixis and Bidder A to update them on the process for Genomica's consideration of their respective proposals and to arrange for both potential acquirors to make presentations at the November 12, 2001 meeting of the Board.

     On November 6, 2001, Exelixis and Heller Ehrman submitted a proposed form of merger agreement to Genomica and Cooley Godward. The form of merger agreement contemplated the two-step merger procedure previously discussed by Genomica and Exelixis. Under the terms of the proposed agreement, Exelixis would issue shares of common stock with a fixed value and an exchange ratio that would float based on Exelixis' average stock price over a period of time prior to the expiration of the exchange offer. In addition, the proposed agreement contemplated a cap on the number of shares of Exelixis common stock issuable to Genomica's stockholders based on the trading price of Exelixis common stock during a period of time prior to the execution of the merger agreement.

     On November 8, 2001, the Exelixis board of directors met to review the status of Exelixis' due diligence investigation, the current financial terms, timing of the proposed transaction, and the open issues remaining in the negotiation of the proposed transaction.

     On November 9, 2001, certain members of the Exelixis board of directors were canvassed on pricing calculations and other financial terms.

     Between November 9 and November 15, 2001, Mr. Sato and Dr. George Scangos, Exelixis' President and Chief Executive Officer, had several conversations with the individual members of the Exelixis board of directors regarding the proposed business combination with Genomica, including the strategic rationale for the transaction and the proposed financial and other transaction terms.

     On November 12, 2001, the Board met to consider Exelixis' and Bidder A's proposals. Representatives of Cooley Godward outlined the Board's fiduciary duties and other legal principles applicable to consideration of a business combination transaction. Genomica's management and financial advisor reviewed the background and status of negotiations with Exelixis and Bidder A and reviewed the financial terms of their respective proposals. In addition, the Board met separately with representatives of Exelixis and Bidder A, each of whom made presentations to the Board regarding their respective strategies and business plans, and discussed the potential benefits to Genomica's stockholders of their respective proposals. Each of Exelixis and Bidder A confirmed its interest in pursuing further discussions regarding a business combination transaction with Genomica. Also at the meeting, Bidder A presented a revised proposal for a stock-for-stock merger in which Bidder A would issue shares of its common stock with a value of up to $120 million, based on the average stock price of Bidder A's common stock over a period prior to the time the registration statement for the shares to be issued by Bidder A was declared effective by the SEC, in exchange for all outstanding shares of Genomica common stock. The revised proposal included a cap on the maximum number of shares of Bidder A's common stock that would be issuable to Genomica's stockholders in the transaction. The revised proposal was also subject to certain conditions, including approval of Bidder A's and Genomica's stockholders. Genomica's obligation to complete the transaction would be conditioned on Bidder A's shares having a value of at least $106 million at the time the registration statement for the shares to be issued by Bidder A was declared effective by the SEC. In addition, Bidder A would agree to file a registration statement on Form S-3 to register for resale shares of Bidder A's common stock received by certain of Genomica's stockholders in the merger. Following a discussion of the strategic, business and financial merits of the two prospective acquirors and consideration of a number of factors, including the factors described under "Reasons for the Board's Recommendation" below, the Board unanimously directed management to negotiate exclusively with Exelixis toward the signing of a definitive merger agreement. Later that evening, Cooley Godward sent to Heller Ehrman comments to the form of merger agreement that had previously been submitted by Exelixis and Heller Ehrman.

     From November 12 through November 18, 2001, negotiations on the terms of the merger agreement and related agreements continued among Exelixis, Genomica and their respective legal counsel. These negotiations covered all aspects of the transaction, including, among other things, the representations and warranties made by the parties, the restrictions on the conduct of their businesses, the conditions to completion of the Offer and the Merger, the provisions regarding termination, the details of the "no shop" clause, the amount and circumstances requiring reimbursement of Exelixis' expenses, and the delivery and terms of the Stockholder Tender Agreements.

     On November 16, 2001, the Exelixis board of directors met and reviewed the proposed terms of the transaction and the results of Exelixis' due diligence investigation. On November 19, 2001, the Exelixis board of directors met and reviewed the final terms of the merger agreement. Representatives of Heller Ehrman also participated. Representatives of Heller Ehrman reviewed the proposed terms of the merger agreement and outlined the legal principles applicable to the Exelixis board of directors' consideration and approval of the proposed transaction. The Exelixis board of directors, by unanimous vote of all directors present, authorized Exelixis to enter into a merger agreement with Genomica in substantially the form proposed at the meeting, consistent with the Exelixis board of directors' guidance on certain open issues, including pricing, exercise of stock option loans, and the calculation of shares outstanding.

     On November 18, 2001, the Board held a special meeting to review the status of negotiations and discussions with Exelixis since the Board's November 12, 2001 meeting. Genomica's management and legal and financial advisors also participated. Representatives of Cooley Godward reviewed certain legal matters applicable to the proposed business combination transaction, including the structure and timing of the proposed transaction and the Board's fiduciary duties in considering the transaction. Representatives of Cooley Godward also reviewed in detail the principal terms of the proposed merger agreement and related agreements, and responded to questions from the Board. The Board reviewed and discussed the principal terms of the proposed transaction, including the exchange ratio, closing conditions, termination rights, the amount and circumstances requiring reimbursement of Exelixis' expenses, the Stockholder Tender Agreements and Genomica's ability to consider alternative proposals. The Board provided Genomica's management with directions regarding the resolution of open items relating to the calculation of shares outstanding and stock option loans. Also at this meeting, CIBC World Markets reviewed with the Board the financial terms of the transaction, including its financial analysis of the proposed exchange ratio, and indicated to the Board that, assuming no material changes in the terms of the transaction and subject to review of the final merger agreement, it believed it would be in a position, at the time of execution of the merger agreement, to deliver an opinion as to the fairness, from a financial point of view, of the exchange ratio to be provided for in the transaction.

     After further deliberation, the Board, by unanimous vote:

     - determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, Genomica and its stockholders;

     - approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the amendment to the Rights Agreement and the Stockholder Tender Agreements and the transactions contemplated thereby;

     - resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by Genomica's stockholders; and

     - authorized Ms. Ayers to execute, on behalf of Genomica, the Merger Agreement and such other documents that certain of Genomica's officers find necessary or advisable in their sole discretion, all subject to the resolution of several outstanding items in accordance with the Board's directions, and to the receipt of CIBC World Markets' opinion as to the fairness, from a financial point of view, of the final exchange ratio.

     On November 19, 2001, the Special Committee met with Genomica's management and legal and financial advisors. Ms. Ayers informed the Special Committee that the several remaining open items as of the previous day's Board meeting had been resolved in accordance with the Board's directions, and that the Merger Agreement, with the changes that the Board directed to be made, had been agreed to by Exelixis. CIBC World Markets rendered its oral opinion, which opinion was confirmed by delivery to the Board of a written opinion dated November 19, 2001, to the effect that, as of that date and based on and subject to certain matters described in its opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Genomica common stock, other than Exelixis and its affiliates. The Special Committee unanimously directed Ms. Ayers to execute the Merger Agreement and related documents in accordance with the resolutions of the Board adopted on November 18, 2001.

     Following the close of trading on the Nasdaq National Market on November 19, 2001, Exelixis and Genomica entered into the Merger Agreement and issued a joint press release announcing the transaction.

     Also on November 19, 2001, the directors and certain officers and stockholders of Genomica entered into the Stockholder Tender Agreements with Exelixis, pursuant to which they agreed to tender their shares of Genomica common stock in the Offer and vote their shares in favor of the approval and adoption of the Merger Agreement. In addition, the directors and certain officers and stockholders of Genomica entered into lock-up agreements with Exelixis, acknowledging the restrictions imposed by the federal securities laws in some instances on their ability to sell their shares of Exelixis common stock following the completion of the Offer or the Merger, as applicable.

     On November 29, 2001, Purchaser commenced the Offer.

REASONS FOR THE BOARD'S RECOMMENDATION

     Beginning in April 2001, the Board recognized that the market for Genomica's software products had not developed and grown as planned. In an effort to determine a business strategy that would generate appropriate returns to Genomica's stockholders, Genomica's management, with the assistance of Genomica's financial advisor, implemented a process that extended over seven months, involved the evaluation of approximately 70 opportunities, discussions with approximately 40 different companies, extensive discussions and meetings regarding business combination transactions with approximately 16 different companies, and preliminary indications of interest from seven different companies. The Board also gave consideration to acquiring other public or private companies as well as paying stockholders a liquidating dividend. Upon completion of this process, the Board identified several potential benefits for Genomica's stockholders that it believes could result from a combination with Exelixis. The potential benefits include, among other things:

     - the opportunity for Genomica's stockholders to participate in a significantly larger and more diversified company and, as stockholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

     - the opportunity for Genomica's stockholders to receive shares of Exelixis common stock in a tax-free exchange at approximately a 33% premium over the prevailing market price for shares of Genomica common stock immediately prior to the announcement of the Offer;

     - enabling the combined company to leverage the depth and experience of Exelixis' management team and board of directors; and

     - enabling the combined company to leverage Genomica's software products to enhance the effectiveness of Exelixis' research and development efforts.

     In the course of its deliberations during board meetings, the Board reviewed with Genomica's management and outside advisors a number of factors relevant to the transaction. The Board considered the following potentially positive factors, among others, in connection with its review and analysis of the transaction. The conclusions reached by the Board with respect to each of these factors supported its determination that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, Genomica and its stockholders:

     - Genomica's management's view regarding the financial condition, results of operations, businesses and prospects of Genomica, Exelixis and Bidder A, both before and after giving effect to a business combination, based upon management's due diligence and publicly available financial information and earnings estimates. Among other things, the Board considered market and industry conditions, the respective business plans and business models of Genomica, Exelixis and Bidder A, and each party's financial strength. The Board also compared the financial position, results of operations, business and prospects of Genomica both on a stand-alone basis and assuming a business combination with Exelixis or Bidder A;

     - historical information concerning Exelixis', Bidder A's and Genomica's respective businesses, financial performance and condition, operations, technology, management and competitive position, including public reports filed with the SEC;

     - reports from Genomica's management, legal advisors and financial advisors as to the results of their due diligence investigations of Exelixis and Bidder A;

     - the number and quality of the strategic collaborations between Exelixis and Bidder A and their respective strategic partners, and the magnitude and predictability of future revenue streams under those collaborations;

     - the strengths and weaknesses of Exelixis', Bidder A's and Genomica's businesses and the key attributes and opportunities of a combined company in terms of, among other things, technology, products, prospects, management, and financial and competitive position;

     - the trading markets for the common stock of Genomica, Exelixis and Bidder A, both on a historical basis and assuming a business combination between Genomica and Exelixis or Bidder A. Among other things, the Board considered the market capitalization, trading volume, stock price volatility, institutional ownership and analyst coverage for each of Genomica, Exelixis and Bidder A;

     - the absence of any pending legal proceedings involving Exelixis, and the fact that Bidder A was a party to legal proceedings which created some uncertainty regarding one aspect of its business;

     - the Exchange Ratio for the Offer and the Merger, which represented an implied premium of approximately 33% over the closing price of Genomica's common stock on the Nasdaq National Market on November 19, 2001, the last full trading day prior to public announcement of the Merger Agreement, as well as implied premiums of approximately 47% and 58% over the average closing prices for the 10 and 30 trading days, respectively, ending on November 19, 2001;

     - the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide Genomica's stockholders with an opportunity to receive shares of Exelixis common stock on an accelerated basis compared with the longer period associated with the merger structure contemplated by Bidder A's stock-for-stock proposal. In particular, the Board noted that because the number of shares to be issued by Exelixis represented less than 20% of its outstanding common stock, stockholder approval was not required under applicable law and the rules of the Nasdaq National Market, whereas Bidder A's proposed structure would have required the approval of Bidder A's stockholders;

     - the presentation of CIBC World Markets regarding the financial terms of the proposed transaction, including its opinion dated November 19, 2001 as to the fairness, from a financial point of view and as of the date of the opinion, of the Exchange Ratio to the holders of Genomica common stock other than Exelixis and its affiliates (see "-- Opinion of Genomica's Financial Advisor" below and Schedule II hereto); and

     - the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable.

     The Board also identified and considered a number of potentially negative factors in its deliberations concerning the Offer and the Merger, including, but not limited to:

     - the risk that, because the Exchange Ratio is based on the price of Exelixis common stock over the 18 trading days ending 2 days before the expiration of the Offer, changes in the market price of Exelixis' common stock might cause the per share value of the consideration to be received by Genomica stockholders to be less than the per share price implied by the Exchange Ratio immediately before the announcement of the proposed transaction;

     - the possibility that the market value of the shares to be issued by Bidder A under its revised proposal might exceed the market value of the shares to be issued by Exelixis;

     - the risk that the potential benefits sought in the Offer and the Merger might not be fully realized;

     - certain risks applicable to Exelixis' business (see the information contained under the caption "Risk Factors -- Risks Related to our Business" in the Prospectus);

     - the possibility that the Offer and the Merger might not be completed and the effect of public announcement of the Offer and the Merger on Genomica's sales and operating results, and its ability to attract and retain key technical and management personnel;

     - the risk that the terms of the transaction could be dilutive to Exelixis' earnings and that such potential dilution could negatively impact the trading price of Exelixis common stock;

     - the substantial charges to be incurred in connection with the Offer and the Merger, including costs of integrating the businesses and transaction expenses arising from the Offer and the Merger; and

     - the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company.

     The Board believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include the material factors considered by the Board. In view of the wide variety of factors, both positive and negative, considered by the Board, the Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. In addition, the Board did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the Board may have given different weights to different factors. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement, and determined that the Offer and the Merger are fair to and in the best interests of Genomica and its stockholders and recommended that Genomica's stockholders accept the Offer and tender their shares of Genomica common stock pursuant to the Offer.

  Opinion of Genomica's Financial Advisor

     Genomica engaged CIBC World Markets to act as its exclusive financial advisor in connection with the Offer and the Merger. In connection with this engagement, Genomica requested that CIBC World Markets evaluate the fairness, from a financial point of view, to the holders of Genomica common stock (other than Exelixis and its affiliates) of the Exchange Ratio provided for in the Offer and the Merger. On November 19, 2001, at a meeting of the Special Committee held to authorize the Offer and the Merger in accordance with the Board's instructions, CIBC World Markets rendered an oral opinion, which opinion was confirmed by delivery to the Board of a written opinion dated November 19, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Exchange Ratio was fair, from a financial point of view, to holders of Genomica common stock (other than Exelixis and its affiliates).

     The full text of CIBC World Markets' written opinion dated November 19, 2001, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this document as Schedule II. CIBC WORLD MARKETS' OPINION IS ADDRESSED TO THE BOARD AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO PROVIDED FOR IN THE OFFER AND THE MERGER. THE OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF GENOMICA COMMON STOCK AS TO WHETHER SUCH STOCKHOLDER SHOULD EXCHANGE SHARES OF GENOMICA COMMON STOCK IN THE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE OR ACT WITH RESPECT TO ANY MATTERS RELATING TO THE OFFER OR THE MERGER. THE SUMMARY OF CIBC WORLD MARKETS' OPINION DESCRIBED BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. YOU ARE ENCOURAGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     In arriving at its opinion, CIBC World Markets:

     - reviewed the Merger Agreement;

     - reviewed audited financial statements of Genomica and Exelixis for the fiscal year ended December 31, 2000;

     - reviewed unaudited financial statements of Genomica and Exelixis for the six months ended June 30, 2001 and a draft of certain financial data relating to Genomica and Exelixis for the three months ended September 30, 2001 prepared by the managements of Genomica and Exelixis;

     - reviewed financial forecasts and other information relating to Genomica and Exelixis prepared by the managements of Genomica and Exelixis;

     - reviewed historical market prices and trading volume for Genomica common stock and Exelixis common stock;

     - held discussions with the senior managements of Genomica and Exelixis with respect to the businesses and prospects for future growth of Genomica and Exelixis;

     - performed a liquidation analysis of Genomica using certain assumptions and estimates provided to or discussed with CIBC World Markets by Genomica's management as to the current market value of Genomica's assets, the amount of Genomica's current liabilities and the potential amount of expenses associated with a liquidation;

     - reviewed and analyzed certain publicly available financial data for certain companies CIBC World Markets deemed comparable to Exelixis;

     - performed a discounted cash flow analysis of Exelixis using certain assumptions of future performance provided to or discussed with CIBC World Markets by the management of Exelixis;

     - reviewed public information concerning Genomica and Exelixis;

     - at the request of Genomica, approached and held discussions with certain third parties to solicit indications of interest in the possible acquisition of Genomica; and

     - performed such other analyses and reviewed such other information as CIBC World Markets deemed appropriate.

     In rendering its opinion, CIBC World Markets relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information that Genomica, Exelixis and their respective employees, representatives and affiliates provided to or discussed with CIBC World Markets. With respect to forecasts relating to Genomica and Exelixis provided to or discussed with CIBC World Markets by the managements of Genomica and Exelixis, CIBC World Markets assumed, at the direction of the managements of Genomica and Exelixis, without independent verification or investigation, that the forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Genomica and Exelixis as to the future financial condition and operating results of Genomica and Exelixis. CIBC World Markets assumed, with Genomica's consent, that the Offer and the Merger would be treated as an integrated transaction and as a tax-free reorganization for federal income tax purposes. CIBC World Markets also assumed, with Genomica's consent, that the Offer and the Merger would be consummated in all material respects in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party consents and approvals for the Offer and the Merger, no limitations, restrictions or conditions would be imposed that would have a material adverse effect on Genomica, Exelixis or the contemplated benefits of the Offer and the Merger. CIBC World Markets relied, at the direction the managements of Genomica and Exelixis, without independent verification or investigation, upon the assessments of the management of Exelixis as to the existing and future technology and products of Exelixis and the risks associated with such technology and products.

     CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Genomica or Exelixis. CIBC World Markets did not express any opinion as to the underlying valuation, future performance or long-term viability of Genomica or Exelixis, the price at which Genomica common stock would trade after announcement or upon consummation of the Offer or the Merger, or the price at which Exelixis common stock would trade at any time in the future. CIBC World Markets expressed no view as to, and CIBC World Markets' opinion does not address, the underlying business decision of Genomica to effect the Offer or the Merger, and CIBC World Markets was not requested to consider the relative merits of the Offer and Merger as compared to any alternative business strategies that might exist for Genomica or the effect of any other transaction in which Genomica might engage. CIBC World Markets' opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. Genomica imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by CIBC World Markets in rendering its opinion.

     This summary is not a complete description of CIBC World Markets' opinion to the Board or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

     In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Genomica and Exelixis. No company or business used in the analyses as a comparison is identical to Genomica or Exelixis, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed.

     The estimates contained in CIBC World Markets' analysis and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

     The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between Genomica and Exelixis and the decision to enter into the Offer and the Merger was solely that of the Board. CIBC World Markets' opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or Genomica's management with respect to the Offer and the Merger or the Exchange Ratio provided for in the Offer and the Merger.

     The following is a summary of the material financial analyses underlying CIBC World Markets' opinion to the Board with respect to the Offer and the Merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND CIBC WORLD MARKETS' FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CIBC WORLD MARKETS' FINANCIAL ANALYSES.

  Implied Exchange Ratio Analysis.

     Using a "Liquidation Analysis" for Genomica and a "Selected Companies Analysis" and "Discounted Cash Flow Analysis" for Exelixis, CIBC World Markets derived an implied equity reference range from each analysis as described below. Based on these implied equity reference ranges, CIBC World Markets then calculated implied exchange ratio reference ranges for Genomica common stock and Exelixis common stock. The results of this implied exchange ratio analysis were then compared with the Exchange Ratio provided for in the Offer and the Merger. This analysis indicated the following approximate implied exchange ratio reference ranges, as compared to the Exchange Ratio provided for in the Offer and the Merger of 0.3000 based on the closing prices of Genomica common stock and Exelixis common stock on November 16, 2001:

                                                              IMPLIED EXCHANGE RATIO
                                                                 REFERENCE RANGE
                                                              ----------------------
Genomica Liquidation Analysis/Exelixis Selected Companies
  Analysis..................................................     0.1765 - 0.2352
Genomica Liquidation Analysis/Exelixis Discounted Cash Flow
  Analysis..................................................     0.2359 - 0.2952

     The "Liquidation Analysis" for Genomica and the "Selected Companies Analysis" and "Discounted Cash Flow Analysis" for Exelixis performed by CIBC World Markets for purposes of its "Implied Exchange Ratio Analysis" are described below:

  Genomica

     Liquidation Analysis. CIBC World Markets performed a liquidation analysis of Genomica's assets to calculate the potential range of net proceeds available for distribution upon an orderly liquidation of Genomica, based on internal estimates of Genomica's management as to the potential market value of Genomica's assets, the amount of Genomica's current liabilities and the potential amount of expenses associated with a liquidation. The potential range of net proceeds that would be available for distribution from an orderly liquidation of Genomica was derived by applying a range of assumed liquidation percentages to Genomica's estimated net asset value for the fourth quarter of fiscal year 2001. This analysis resulted in an implied equity reference range for Genomica of approximately $4.40 to $4.43 per share.

  Exelixis

     Selected Companies Analysis. CIBC World Markets compared financial and stock market information for Exelixis and the following six selected publicly held companies in the early stage of development in the biotechnology industry:

     - Applera Corporation -- Celera Genomics Group
     - Lexicon Genetics Incorporated
     - CuraGen Corporation
     - Millennium Pharmaceuticals, Inc.
     - Human Genome Sciences, Inc.
     - Myriad Genetics, Inc.

     CIBC World Markets reviewed enterprise values, calculated as equity value, plus debt, less cash, as a multiple of latest 12 months and estimated calendar years 2001 and 2002 revenue. All multiples were based on closing stock prices on November 16, 2001. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. CIBC World Markets then applied a range of selected multiples of calendar years 2001 and 2002 revenue derived from the selected companies to corresponding financial data of Exelixis in order to derive an implied equity reference range for Exelixis. This analysis indicated an implied equity reference range for Exelixis of approximately $18.85 to $24.93 per share.

     Discounted Cash Flow Analysis. CIBC World Markets performed a discounted cash flow analysis of Exelixis to calculate the present value of the unlevered, after-tax free cash flows that Exelixis could generate from the fourth quarter of fiscal year 2001 to fiscal year 2004, based on internal estimates of Exelixis' management. CIBC World Markets calculated a range of terminal values for Exelixis' estimated revenue by applying terminal value multiples ranging from 18.0x to 22.0x to Exelixis' projected fiscal year 2004 revenue. The present value of the cash flows and terminal values were calculated using a discount rate of 22.5%. This analysis indicated an implied equity reference range for Exelixis of approximately $15.02 to $18.66 per share.

  Other Factors.

     In rendering its opinion, CIBC World Markets also reviewed and considered other factors, including:

     - a comparison of the average daily closing prices of Genomica common stock and Exelixis common stock during the one year period preceding November 16, 2001;

     - historical market prices and trading volumes for Genomica common stock and Exelixis common stock;

     - the relationship between movements in Genomica common stock and Exelixis common stock and movements in the S&P Biotech Index and NASDAQ Biotech Index; and

     - selected research analysts' reports for Genomica and Exelixis, including stock price estimates of those analysts.

  Miscellaneous.

     Genomica selected CIBC World Markets as its exclusive financial advisor in connection with the Offer and the Merger based on CIBC World Markets' reputation, expertise and familiarity with Genomica and its business. CIBC World Markets is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

(c) INTENT TO TENDER.

     To the knowledge of Genomica, certain executive officers, directors and affiliates of Genomica will tender, pursuant to the Offer, all shares of Genomica common stock held of record or beneficially owned by them. The foregoing does not include any shares of Genomica common stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Holders of approximately 29.8% of the total of (i) the outstanding shares of Genomica common stock and (ii) all options and warrants to acquire shares of Genomica common stock with a per share exercise price of less than $5.00 have signed Stockholder Tender Agreements under which they have agreed to tender their shares in the Offer. See Item 3 above.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Genomica has retained CIBC World Markets as its exclusive financial advisor in connection with the Offer and the Merger and has agreed to pay CIBC World Markets' customary fees for its financial advisory services. In addition, Genomica has agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. CIBC World Markets in the past has provided services to Genomica unrelated to the Offer and the Merger, for which services CIBC World Markets has received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of Genomica and Exelixis for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither Genomica nor any person acting on Genomica's behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations in connection with the Offer and the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Genomica securities have been effected during the past 60 days by Genomica or, to the best of Genomica's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, Genomica is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Genomica common stock by Genomica, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Genomica or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Genomica or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Genomica.

     There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     Under Delaware law, if Purchaser becomes the owner of 90% of the outstanding shares of Genomica common stock, Purchaser will be able to effect the Merger without the approval of Genomica's stockholders. However, if Purchaser does not become the owner of 90% of the outstanding shares of Genomica common stock, a meeting of Genomica's stockholders will be required to adopt the Merger Agreement. Assuming that a number of shares of Genomica common stock equal to at least the sum of (i) a majority of the shares of Genomica common stock and (ii) all options to acquire shares of Genomica common stock are tendered and not properly withdrawn in the Offer, Purchaser will be able to adopt the Merger Agreement without the vote of any other stockholder. The Board has amended the Rights Agreement to provide that the Offer, the Merger Agreement, the Stockholder Tender Agreements and the transactions contemplated thereby will not trigger any anti-takeover mechanisms in the Rights Agreement.

     The Information Statement attached hereto as Schedule I is being furnished to Genomica's stockholders in connection with the possible designation by Exelixis, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Genomica's stockholders, and such information is incorporated herein by reference.

     The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION

     Exelixis and Genomica file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room     Midwest Regional Office
450 Fifth Street, N.W.    500 West Madison Street
Suite 1024                Suite 1400
Washington, D.C. 20549    Chicago, Illinois 60661-2511

North East Regional       Pacific Regional Office
Office                    5670 Wilshire Boulevard, 11th Floor
233 Broadway              Los Angeles, California 90036
New York, New York 10279

     You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The SEC also maintains a site on the world wide web that contains reports, proxy statements and other information about issuers, like Exelixis and Genomica, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     Genomica common stock is listed on the Nasdaq National Market under the symbol "GNOM." Exelixis common stock is listed on the Nasdaq National Market under the symbol "EXEL." You may inspect reports and other information concerning Exelixis and Genomica at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows Genomica to "incorporate by reference" information into this
Schedule 14D-9, which means that Genomica can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9.  EXHIBITS.

(a)(1) Prospectus, dated November 29, 2001 (incorporated herein by reference to the prospectus included in the Registration
          Statement on Form S-4 of Exelixis filed November 29, 2001).
(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of
          Exelixis filed November 29, 2001).
(a)(3)*   Letter to Stockholders of Genomica, dated November 29, 2001.
(a)(4) Press Release, dated November 19, 2001, issued by Exelixis and Genomica (incorporated herein by reference to Genomica's
          Form 425 filed November 20, 2001).
(e)(1) Agreement and Plan of Merger and Reorganization, dated as of November 19, 2001, among Exelixis, the Purchaser and
          Genomica (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form
          S-4 of Exelixis filed November 29, 2001).
(e)(2)    Form of Stockholder Tender Agreement, dated as of November
          19, 2001, among Exelixis and certain stockholders of Genomica (incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form
          S-4 of Exelixis filed November 29, 2001).
(e)(3)* Opinion of CIBC World Markets Corp. to the board of directors of Genomica, dated November 19, 2001 (included as
          Schedule II to this Schedule 14D-9).

(e)(4) Rights Agreement, dated October 2, 2001, between Genomica and Computershare Trust Company, Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form
          8-K of Genomica filed October 2, 2001).
(e)(5) Amendment to Rights Agreement, dated November 18, 2001, between Genomica and Computershare Trust Company, Inc.
(e)(6) Amended and Restated 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.19 of the Registration
          Statement on Form S-1 of Genomica, Registration Number
          333-32472).
(e)(7) 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.20 of the Registration Statement on Form S-1 of Genomica, Registration Number 333-32472).
(e)(8)    Form of Grant Notice and Stock Option Agreement under the
          Amended and Restated 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.21 of the Registration
          Statement on Form S-1 of Genomica, Registration Number
          333-32472).
(e)(9)    Form of Grant Notice and Stock Option Agreement under the
          2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 of the Registration Statement on Form S-1 of Genomica, Registration Number 333-32472).
(e)(10) Form of Indemnity Agreement entered into between Genomica and its directors and officers (incorporated herein by reference to Exhibit 10.16 of the Registration Statement on Form S-1 of Genomica, Registration Number 333-32472).
(e)(11) Form of Agreement Regarding Stock Option Exercise, dated as of November 26, 2001, between Genomica and each of Teresa W.
          Ayers, Thomas G. Marr, Ph.D., Kenneth S. Rubin, Daniel R.
          Hudspeth and Michael W. Cohn (incorporated herein by reference to Annex D to the prospectus included in the Registration Statement on Form S-4 of Exelixis filed
          November 29, 2001).
(e)(12)   Form of Partial Waiver of Lock-Up Agreement, dated as of
          November 26, 2001, between Genomica and each of Teresa W.
          Ayers, Thomas G. Marr, Ph.D., Kenneth S. Rubin, Daniel R.
          Hudspeth and Michael W. Cohn (incorporated herein by reference to Annex E to the prospectus included in the Registration Statement on Form S-4 of Exelixis filed
          November 29, 2001).

---------------

* Included in copies mailed to stockholders of Genomica.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GENOMICA CORPORATION

                                          By:      /s/ TERESA W. AYERS
                                             -----------------------------------
                                               Name:  Teresa W. Ayers
                                               Title:  Chief Executive Officer

Dated: November 29, 2001

                                                                      SCHEDULE I

                              GENOMICA CORPORATION
                                1715 38TH STREET
                            BOULDER, COLORADO 80301
                                 (720) 565-4500
                               ------------------
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about November 29, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Genomica Corporation, a Delaware corporation ("Genomica"). You are receiving this Information Statement in connection with the possible election of persons designated by Exelixis, Inc., a Delaware corporation ("Exelixis"), to a majority of seats on the Board of Directors of Genomica (the "Board").

     On November 19, 2001, Genomica entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Exelixis and Bluegreen Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Exelixis ("Purchaser"), pursuant to which Purchaser has commenced an offer to exchange each outstanding share of common stock, par value $0.001 per share, of Genomica, including the associated rights issued pursuant to the Rights Agreement, dated as of October 2, 2001, as amended, between Genomica and Computershare Trust Company, Inc., for a portion of a share of Exelixis common stock, par value $0.001 per share, equal to an Exchange Ratio (as defined below), upon the terms and subject to the conditions described in the prospectus contained in the registration statement on Form S-4 filed by Exelixis with the Securities and Exchange Commission (the "SEC") on November 29, 2001 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The "Exchange Ratio" for the Offer will be a number equal to the quotient obtained by dividing the Genomica common stock value (determined as described below) by the greater of (i) $13.30285 and (ii) the average closing sales price of Exelixis common stock on the Nasdaq National Market for the 18 trading-day period ending two trading days before the initial expiration of the Offer. The Genomica common stock value will be determined by dividing $110.0 million by the sum of the number of shares of Genomica common stock and Genomica preferred stock, plus the number of shares of Genomica common stock issuable upon exercise of options and warrants with a per share exercise price of $5.00 or less, each as outstanding on the date that Purchaser first accepts shares of Genomica common stock for payment pursuant to the Offer.

     The Merger Agreement provides that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including among other things, the condition that the total number of shares of Genomica common stock that are validly tendered and not properly withdrawn in the Offer equals at least the sum of (i) a majority of the outstanding shares of Genomica common stock and (ii) all options to acquire shares of Genomica common stock, Purchaser will be merged with and into Genomica (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of Genomica common stock outstanding immediately prior to the Effective Time (other than shares held by Exelixis, the Purchaser or Genomica or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a portion of a fully paid and non-assessable share of Exelixis common stock equal to the Exchange Ratio, plus the right to receive cash in lieu of fractional shares. As a result of the Offer and the Merger, Genomica will become a wholly owned subsidiary of Exelixis.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Exelixis, Purchaser or the Exelixis Designees (as defined below) has been provided by Exelixis. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     The Purchaser commenced the Offer on November 29, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, December 27, 2001, unless Purchaser extends it.

THE EXELIXIS DESIGNEES

     Effective upon the acceptance for payment by Purchaser of shares of Genomica common stock pursuant to the Offer, which will occur as soon as practicable after a number of shares of Genomica common stock equal to at least the sum of (i) a majority of the outstanding shares of Genomica common stock and
(ii) all options to acquire shares of Genomica common stock are tendered and not properly withdrawn in the Offer and all other conditions to the Offer have been fulfilled or waived, Exelixis will be entitled to designate four directors on the Board (the "Exelixis Designees"), provided that, prior to the Effective Time, the Board will always have at least three members who were directors of Genomica prior to consummation of the Offer (each, a "Continuing Director"). If the number of Continuing Directors is reduced to less than three for any reason prior to the Effective Time, the remaining and departing Continuing Directors, with the consent of Exelixis, which will not be unreasonably withheld, will be entitled to designate a person or persons to fill the vacancy and Exelixis will take all actions as are necessary to cause the person so designated to be appointed to the Board. Notwithstanding the foregoing, if Purchaser purchases 85% or more of the outstanding shares of Genomica common stock in the Offer, the number of Continuing Directors entitled to serve on the Board prior to the Effective Time will be reduced to one.

     The directors of Purchaser at the Effective Time will be the directors of Genomica following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

     Exelixis has informed Genomica that it will choose the Exelixis Designees to the Board from the directors and executive officers of Exelixis and Purchaser listed in Schedule I to the Prospectus, a copy of which is being mailed to Genomica's stockholders together with the Schedule 14D-9. Exelixis has informed Genomica that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of Genomica, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I. The information on such Schedule I is incorporated herein by reference.

     It is expected that the Exelixis Designees may assume office following the acceptance for purchase by Purchaser of the specified minimum number of shares of Genomica common stock pursuant to the Offer.

INFORMATION CONCERNING GENOMICA SHARES

     As of November 26, 2001, Genomica had 23,001,126 shares of common stock issued and outstanding with the common stock being Genomica's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

       INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF GENOMICA

     The Board is divided into three approximately equal classes, having three-year terms that expire in successive years.

     The following list sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Genomica. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Genomica Corporation, 1715 38th Street, Boulder, Colorado 80301. There are no family relationships between any director or executive officer and any other director or executive officer of Genomica.

     Teresa W. Ayers, 48, has served as Chief Executive Officer of Genomica and as a member of the Board since 1999. From 1997 to 1999, Ms. Ayers served as the President, Chief Executive Officer and director of BioStar, Inc., a point-of-care diagnostics company. From 1995 until 1997, Ms. Ayers served as BioStar's President and Chief Operating Officer and, from 1992 until 1995, as BioStar's Vice President of Finance. Ms. Ayers received a B.B.A. from the University of Georgia.

     Thomas G. Marr, Ph.D., 49, has served as President and Chief Scientist of Genomica and as a member of the Board since Genomica's inception. From 1997 to 1998, Dr. Marr served as Genomica's Chief Executive Officer. From 1989 to 1997, Dr. Marr held various positions at Cold Spring Harbor Laboratory. From 1989 to 1994, Dr. Marr was a Senior Staff Investigator. From 1994 to 1997, Dr. Marr was a Senior Scientist, head of the Structural Biology and Computational Section at the Cold Spring Harbor Laboratory/National Cancer Institute-Cancer Center and head of the Computational Molecular Biology and Genetics Department. Prior to 1989, Dr. Marr was a Staff Scientist at Los Alamos National Laboratory. Dr. Marr has been involved in the development of bioinformatics technology used in the Human Genome Project since 1985, and has served on many peer review, policy and standards committees related to the project. Dr. Marr received a Ph.D. in Biology from New Mexico State University.

     Kenneth S. Rubin, 37, has served as Executive Vice President of Commercial Development of Genomica since January 2000. In addition, Mr. Rubin has served as a consultant to Genomica since 1997. From 1997 until 2000, Mr. Rubin served as the Chief Operating Officer of Secant Technologies, Inc., a software products company. From 1995 until 1997, Mr. Rubin served as the Director of Business Development for IBM Corporation's North America Object Technology Practice. Mr. Rubin received an M.S. in Computer Science from Stanford University.

     Daniel R. Hudspeth, 38, has served as Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Genomica since April 1999. From 1997 to 1999, Mr. Hudspeth served as the Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Communications Systems International, Inc., a publicly-traded telecommunications company. From 1995 to 1997, Mr. Hudspeth served as the Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Wireless Telecom, Inc., a software developer and distributor of wireless data telecommunications products. During 1995, Mr. Hudspeth served as Vice President and Corporate Controller of CWE, Inc., a publicly-traded computer retail company. Mr. Hudspeth has a BS/BA in Accounting from Colorado State University. Mr. Hudspeth is a certified public accountant.

     Michael W. Cohn, 39, has served as Vice President of Engineering of Genomica since September 2000. From 1998 to 2000, Mr. Cohn served as a Vice President of Product Development for McKessonHBOC, a publicly-traded software development and drug distribution company. From 1994 to 1998, Mr. Cohn served in a variety of positions, including Vice President of Software Development for Access Health, a publicly-traded healthcare software and services company that was acquired by McKessonHBOC. From 1990 to 1994, Mr. Cohn served as the Vice President of Engineering for Telephone Response Technologies, a software products company. Mr. Cohn received an M.S. in Computer Science from the University of Idaho and an M.A. in Economics from Claremont Graduate School.

     James L. Rathmann, 50, has served as the Chairman of the Board since Genomica's inception and served as Chief Executive Officer of Genomica from inception to 1997. Mr. Rathmann founded Falcon

Technology Partners, L.P. in 1993, and is the president of Falcon Technology Management Corporation and the general partner of Falcon Technology Partners, L.P. Mr. Rathmann is also a director of Ciphergen Biosystems, Inc. Mr. Rathmann received an M.S. in Computer Science from the University of Wisconsin.

     Ralph E. Christoffersen, Ph.D., 63, has served as a member of the Board since 1997. Dr. Christoffersen served as Chief Executive Officer and as a director of Ribozyme Pharmaceuticals, Inc. from 1992 to June 2001, and currently serves as its Chairman of the Board of Directors. From 1989 to 1992, Dr. Christoffersen was Senior Vice President and Director of U.S. Research at SmithKline Beecham Pharmaceuticals, a pharmaceutical company. From 1983 to 1989, he held senior management positions in research at The Upjohn Company, a pharmaceutical company. Prior to joining The Upjohn Company, Dr. Christoffersen served as a Professor of Chemistry and Vice Chancellor for Academic Affairs at the University of Kansas and as President of Colorado State University. Dr. Christoffersen is also a director of Serologicals Corporation. He received his Ph.D. in Physical Chemistry from Indiana University.

     Robert T. Nelsen, 38, has served as a member of the Board since 1997. Since 1994, Mr. Nelsen has served as a senior principal of various venture capital funds associated with ARCH Venture Partners, including ARCH Venture Fund II, L.P., ARCH Venture Fund III, L.P. and ARCH Venture Fund IV, L.P. From 1987 to 1994, Mr. Nelsen was Senior Manager at ARCH Development Corporation, a company affiliated with the University of Chicago, where he was responsible for new company formation. Mr. Nelsen is also a director of Adolor Corporation, Caliper Technologies Corp. and Illumina, Inc. He holds an M.B.A. from the University of Chicago.

     William E. Rich, Ph.D., 57, has served as a member of the Board since November 2000. Dr. Rich has served as President and Chief Executive Officer and a director of Ciphergen Biosystems, Inc., a biological research systems company, since 1994. From 1991 to 1994, Dr. Rich was Vice President of Sepracor, Inc., a specialty pharmaceutical company, and President of BioSepra, which was spun off by Sepracor. Dr. Rich received a B.S. in Chemistry from Carson Newman College and a Ph.D. in Chemistry from the University of North Carolina, Chapel Hill, and conducted post-doctoral research in biochemistry at Duke University.

     Michael J. Savage, 48, has served as a member of the Board since June 2001. In 1999, Mr. Savage formed Savage Consulting to provide strategic consulting for information technology for organizations in the life sciences industry. From 1991 to 1998, Mr. Savage was the President and Chief Executive Officer of Molecular Simulations, Inc., a leading developer of computer assisted drug discovery software for pre-clinical research and development. In June 1998, Molecular Simulations, Inc. was sold to Pharmacopeia, a publicly traded biopharmaceutical company. Mr. Savage was a director and Executive Vice-President of Pharmacopeia from 1998 to 1999. Mr. Savage received a M.S. in Biology from California Institute of Technology.

BOARD MEETINGS AND COMMITTEES

     The Board held six meetings during the fiscal year ended December 31, 2000. During the fiscal year ended December 31, 2000, no incumbent director while a member of the Board attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all of the committees on which such director served. The Board has an Audit Committee, a Compensation Committee and a Membership Committee.

     The Audit Committee, which currently consists of Dr. Christoffersen and Messrs. Nelsen and Savage, meets with Genomica's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; together with the Board, selects the independent auditors to be retained; oversees the independence of the independent auditors; evaluates the independent auditors' performance; and receives and considers the independent auditors' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee met twice during the fiscal year ended December 31, 2000. All members of the Audit Committee are independent (as independence is defined in Rule 4200(a)(14) of the NASD listing standards). The Board and the Audit Committee have adopted a written Amended and Restated Audit Committee Charter.

     The Compensation Committee, which currently consists of Messrs. Nelsen, Rathmann and Savage, reviews and recommends to the Board appropriate compensation policies for Genomica's executives; makes recommendations concerning the adoption, amendment and termination of Genomica's compensation plans; grants rights, participation and interests in Genomica's compensation plans; and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee met four times during the fiscal year ended December 31, 2000.

     The Membership Committee, which currently consists of Dr. Marr, Ms. Ayers and Mr. Rathmann, interviews, evaluates, nominates and recommends individuals for membership on the Board and committees thereof and nominates specific individuals to be elected as officers of the Board. No procedure has been established for the consideration of nominees recommended by stockholders. The Membership Committee was formed in November 2000 and did not meet or act by written consent during the fiscal year ended December 31, 2000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Messrs. Nelsen, Rathmann and Savage. No interlocking relationship exists between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of Genomica or its subsidiary, except that Mr Rathmann served as Genomica's Chief Executive Officer from inception to 1997. Entities affiliated with each of Messrs. Nelsen and Rathmann participated in Genomica's March 2000 Series C preferred stock financing (see "Certain Transactions").

     None of Genomica's executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of the Board or the Compensation Committee.

COMPENSATION OF DIRECTORS

     During the fiscal year ended December 31, 2000, non-employee directors of Genomica did not receive compensation for their services as directors, except for Dr. Christoffersen, who received $1,000 for each board meeting attended. The total compensation paid to non-employee directors in the fiscal year ended December 31, 2000 was $6,000. Effective as of January 1, 2001, each non-employee director receives an annual retainer of $1,000 for serving as a committee chairman and a per meeting fee of $1,000 (plus $500 for each committee meeting attended by committee members). Non-employee directors are also eligible for reimbursement of all out-of-pocket expenses incurred on behalf of Genomica.

     Upon initial election to the Board, each non-employee director of Genomica receives a stock option to purchase 15,000 shares of Genomica common stock under Genomica's 2000 Equity Incentive Plan. Options granted to non-employee directors under the 2000 Equity Incentive Plan are not intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. The options granted to non-employee directors have the same terms as options granted to all other participants of the 2000 Equity Incentive Plan, except that the options vest equally on a monthly basis over three years.

                         BENEFICIAL SHARE OWNERSHIP BY
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of Genomica's common stock as of November 26, 2001 by: (i) each director; (ii) each executive officer named in the Summary Compensation Table set forth below;
(iii) all directors and executive officers of Genomica as a group; and (iv) all those known by Genomica to be beneficial owners of more than five percent of its common stock. The table is based on information supplied by the directors, executive officers and principal stockholders and Schedules 13D and 13G filed with the SEC.

     Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Except as otherwise indicated, Genomica believes that the beneficial owners of the common stock listed below, based on the information each of them has given to Genomica, have sole investment and voting power with respect to their shares, except where community property laws may apply.

     This table lists applicable percentage ownership based on 23,001,126 shares of common stock outstanding as of November 26, 2001. Options and warrants to purchase shares of Genomica common stock that are exercisable within 60 days of November 26, 2001, including shares that are subject to exercisable but unvested options, are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Unvested options held by the executive officers are immediately exercisable upon grant, provided that upon the executive officer's cessation of service, any unvested shares are subject to repurchase by Genomica at the original exercise price per share. Shares underlying options and warrants that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options and Warrants." These shares are included in the number of shares listed in the column labeled "Total Number." Unless otherwise indicated, the address of each person or entity named below is c/o Genomica Corporation, 1715 38th Street, Boulder, Colorado 80301.

                           SHARES BENEFICIALLY OWNED

                                                                   SHARES SUBJECT TO
                                                                      OPTIONS AND          PERCENTAGE
NAME OF BENEFICIAL OWNER                        TOTAL NUMBER(1)        WARRANTS        BENEFICIALLY OWNED
------------------------                        ----------------   -----------------   ------------------
The Kaufmann Fund, Inc.(2)....................     3,989,272                  --              17.3%
Perry Corp.(3)................................     3,085,700                  --              13.4
Richard C. Perry(4)...........................     3,085,700                  --              13.4
Perry Partners International, Inc.(5).........     2,271,570                  --               9.9
Falcon Technology Partners, L.P.(6)...........     3,066,141                  --              13.3
ARCH Venture Fund III, L.P.(7)................     1,727,180              16,493               7.5
Teresa W. Ayers...............................       700,032             300,008               3.0
Thomas G. Marr................................       843,365             333,366               3.6
Kenneth S. Rubin..............................       446,666             288,020               1.9
Daniel R. Hudspeth(8).........................       258,365              91,699               1.1
Sean M. Ryan(9)...............................        62,500              62,500                 *
James L. Rathmann(10).........................     3,111,141               5,000              13.5
Ralph E. Christoffersen.......................        20,000              20,000                 *
Robert T. Nelsen(11)..........................     1,735,180              21,493               7.5

                                                                   SHARES SUBJECT TO
                                                                      OPTIONS AND          PERCENTAGE
NAME OF BENEFICIAL OWNER                        TOTAL NUMBER(1)        WARRANTS        BENEFICIALLY OWNED
------------------------                        ----------------   -----------------   ------------------
William E. Rich...............................         5,000               5,000                 *
Michael J. Savage(12).........................         9,417               2,917                 *
All directors and executive officers as a
  group(13)...................................     7,341,665           1,280,002              30.2%

---------------

  *  Less than 1%.

 (1) Shares underlying options and warrants that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options and Warrants." These shares are included in the number of shares listed in the column labeled "Total Number."

 (2) The address of The Kaufmann Fund, Inc. is 140 East 45th Street, 43rd Floor, New York, New York 10017.

 (3) Includes 2,271,570 shares held by Perry Partners International, Inc., a private investment fund managed by Perry Corp. The address of Perry Corp. is 599 Lexington Avenue, New York, New York 10022.

 (4) Includes shares held by Perry Corp., of which Mr. Perry is the President and sole shareholder.

 (5) The address of Perry Partners International, Inc. is 599 Lexington Avenue, New York, New York 10022.

 (6) The address of Falcon Technology Partners, L.P. is 600 Dorset Road, Devon, Pennsylvania 19333.

 (7) The address of ARCH Venture Fund III, L.P. is 8725 West Higgins Road, Suite 290, Chicago, Illinois 60631.

 (8) Includes 166,666 shares held by Daniel R. and Karla R. Hudspeth Trust, of which Mr. Hudspeth and his wife are trustees.

 (9) Mr. Ryan resigned his employment with Genomica, effective as of November 9, 2001.

(10) Includes shares held by Falcon Technology Partners, L.P., of which Mr. Rathmann is the General Partner.

(11) Includes shares held by ARCH Venture Fund III, L.P. The sole general partner of ARCH Venture Fund III, L.P., is ARCH Venture Partners, LLC. Mr. Nelsen is the managing director of ARCH Ventures Partners, LLC, and may be deemed to be the indirect beneficial owner of these shares. Mr. Nelsen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12) Includes shares held by the Savage Family Revocable Trust, of which Mr. Savage is trustee.

(13) Includes 1,263,509 shares of common stock issuable upon exercise of stock options and 16,493 shares of common stock issuable upon exercise of warrants.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires Genomica's directors and executive officers, and persons who own more than ten percent of a registered class of Genomica's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Genomica. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Genomica with copies of all Section 16(a) forms they file.

     To Genomica's knowledge, based solely on a review of the copies of such reports furnished to Genomica and written representations that no other reports were required, during the fiscal year ended December 31, 2000, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that an initial report of ownership was filed late by Dr. Rich, and one report, covering his December 2000 stock option grant, was filed late by Mr. Cohn.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table shows for the fiscal years ended December 31, 1999 and 2000, compensation awarded or paid to, or earned by, Genomica's Chief Executive Officer and its other four most highly compensated executive officers at December 31, 2000 (the "Named Executive Officers").

                                                                               LONG-TERM COMPENSATION
                                                                              -------------------------
                                                      ANNUAL COMPENSATION     SECURITIES
                                            FISCAL   ----------------------   UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR    SALARY ($)   BONUS ($)    OPTIONS     COMPENSATION
---------------------------                 ------   ----------   ---------   ----------   ------------
Teresa W. Ayers(1)........................   2000     $225,000     $67,500     333,333            --
Chief Executive Officer                      1999      102,015          --     366,699            --
Thomas G. Marr Ph.D. .....................   2000     $225,000     $45,000     333,333            --
President and Chief Scientist                1999      225,000          --      66,699       $ 4,050(3)
Kenneth S. Rubin(1).......................   2000     $183,333     $60,000     416,666            --
Executive Vice President of Commercial       1999           --          --          --       $30,500(2)
Development
Daniel R. Hudspeth(1).....................   2000     $140,000     $35,000     174,999            --
Chief Financial Officer and Vice President   1999       94,673          --      33,366       $19,432(3)
of Finance
Sean M. Ryan(1)(4)........................   2000     $ 79,167     $50,000     200,000       $74,184(2)
Vice President of Sales

---------------

(1) We hired Ms. Ayers in July 1999, Mr. Rubin in January 2000, Mr. Hudspeth in April 1999 and Mr. Ryan in August 2000.

(2) Consulting fees.

(3) Relocation expenses.

(4) Mr. Ryan resigned his employment with Genomica, effective as of November 9, 2001.

STOCK OPTION GRANTS AND EXERCISES

     Genomica grants options to its executive officers under its 2000 Equity Incentive Plan. As of November 26, 2001, options to purchase a total of approximately 1.8 million shares were outstanding under the 2000 Equity Incentive Plan and options to purchase approximately 2.2 million shares remained available for grant thereunder.

     The following tables show for the fiscal year ended December 31, 2000, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS
                                 ---------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                                 NUMBER OF     PERCENT OF                                 ASSUMED ANNUAL RATES OF
                                 SECURITIES   TOTAL OPTIONS                            STOCK PRICE APPRECIATION FOR
                                 UNDERLYING    GRANTED TO     EXERCISE                        OPTION TERM(3)
                                  OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------------
NAME                              GRANTED         2000        SHARE(1)     DATE(2)          5%              10%
----                             ----------   -------------   ---------   ----------   -------------   -------------
Teresa W. Ayers................   333,333(4)      15.0%         $0.75      1/26/10      $10,066,323     $16,177,019
Thomas G. Marr, Ph.D...........   333,333(5)      15.0%         $0.75      1/26/10      $10,066,323     $16,177,019
Kenneth S. Rubin...............   208,333(6)       9.4%         $0.75      1/26/10        6,291,448     $10,110,631
                                  208,333(7)       9.4%          0.75      1/26/10       $6,291,448     $10,110,631
Daniel R. Hudspeth.............   104,166(8)       4.7%         $0.75      1/26/10       $3,145,709      $5,055,291
                                   70,833(9)       3.2%          0.75      1/26/10        2,129,086       3,437,604
Sean M. Ryan(10)...............   200,000(11)      9.0%         $4.50      7/31/10       $5,289,800      $8,956,221

---------------

 (1) The Board may reprice options under the terms of the 2000 Equity Incentive Plan.

 (2) Options will terminate before their expiration dates if the optionee leaves his or her employment with Genomica.

 (3) The potential realizable value represents amounts, net of exercise price before taxes, that may be realized upon exercise of the options immediately prior to the expiration of their terms assuming appreciation of 5% and 10% over the option term. Because all of the options included in the table were granted prior to the initial public offering of Genomica's common stock, the calculation is based on appreciation of the initial public offering price of $19.00. These values are calculated based on rules promulgated by the SEC and do not reflect Genomica's estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth in the table. For example, if the calculation was based on the closing price of Genomica's common stock on December 29, 2000 (the last trading day of fiscal 2000) on the Nasdaq National Market of $5.281, these values would be significantly lower.

 (4) 20% of the options vest on July 19, 2000. The remaining 80% vest in 48 equal monthly installments thereafter.

 (5) 10% of the options vest on January 27, 2000. The remaining 90% vest in 54 equal monthly installments thereafter, beginning February 19, 2000.

 (6) 25% of the options vest on February 1, 2001. The remaining 75% vest in 36 equal monthly installments thereafter.

 (7) 20% of the options vest on February 1, 2001. The remaining 80% vest in 48 equal monthly installments thereafter.

 (8) 3,472 of the options vest on April 5, 2000. The remaining options vest in 57 equal monthly installments thereafter, beginning May 27, 2000.

 (9) 25% of the options vest on April 5, 2000. The remaining 75% vest in 45 equal monthly installments thereafter, beginning May 27, 2000.

(10) Mr. Ryan resigned his employment with Genomica, effective as of November 9, 2001.

(11) In connection with Mr. Ryan's resignation, 137,500 of these options expired unvested as of November 9, 2001. The remaining 62,500 options remain exercisable until December 9, 2001.

                      OPTION EXERCISES IN LAST FISCAL YEAR

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                              OPTIONS AT              IN-THE-MONEY OPTIONS AT
                           SHARES                          DECEMBER 31, 2000           DECEMBER 31, 2000(2)
                          ACQUIRED        VALUE       ---------------------------   ---------------------------
NAME                     ON EXERCISE   REALIZED(1)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   ------------   -----------   -------------   -----------   -------------
Teresa W. Ayers........    366,666      $5,800,656      94,477         238,889       $428,094      $1,082,406
Thomas G. Marr, Ph.D...    149,999      $2,372,984      94,477         238,889       $428,094      $1,082,406
Kenneth S. Rubin.......     25,833      $  408,678          --         416,666             --      $1,887,914
Daniel R. Hudspeth.....    166,666      $2,560,656          33          41,666       $    168      $  188,789
Sean M. Ryan(3)........         --              --          --         200,000             --      $  156,200

---------------

(1) Deemed fair market value of the underlying shares on the date of exercise less the exercise price. Because the shares acquired on exercise were exercised prior to the initial public offering of Genomica's common stock, this calculation is based on $16.00 per share, the value used for accounting purposes to determine if a compensation expense related to the option grant was reportable on Genomica's financial statements under Generally Accepted Accounting Principles. These values are calculated based on rules promulgated by the SEC and do not reflect Genomica's current stock price. For example, if the calculation was based on the closing price of Genomica's common stock on December 29, 2000 (the last trading day of fiscal 2000) on the Nasdaq National Market of $5.281, the value realized would be significantly lower. The values realized reflect the early exercise of unvested options and the exercise of vested options. Shares obtained through the early exercise of unvested options are held in escrow and released as the vesting terms are met. None of the shares acquired through the exercise of options have been sold; therefore, the actual value realized may be greater or less than the value realized set forth in the table.

(2) Market value of underlying securities based on the closing price of Genomica's common stock on December 29, 2000 (the last trading day of fiscal
    2000) on the Nasdaq National Market of $5.281 minus the exercise price.

(3) Mr. Ryan resigned his employment with Genomica, effective as of November 9, 2001. In connection with Mr. Ryan's resignation, 137,500 of these options expired unvested as of November 9, 2001. The remaining 62,500 options remain exercisable until December 9, 2001.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

  Employment Agreements

     On November 9, 2001, Genomica entered into a Severance Agreement with Mr. Ryan. The agreement provides that if Mr. Ryan is terminated "without cause" or if he resigns for "good reason," Genomica is obligated to pay Mr. Ryan a lump sum severance payment equal to three months of his base salary, in addition to providing him with health insurance benefits and outplacement services for a period of three months following the termination of his employment. The agreement also provides for restrictive covenants on behalf of Mr. Ryan in favor of Genomica, including provisions regarding non-competition, non-solicitation and nondisclosure of confidential information.

     Under Genomica's option plans, the exercise price of an option may be satisfied with a promissory note or other means of compensation or deferred payment. Ms. Ayers, Dr. Marr and Messrs. Rubin, Hudspeth and Cohn have each entered into an Agreement Regarding Stock Option Exercise with Genomica, dated as of November 26, 2001 (the "Exercise Agreements"), as approved by Genomica's Compensation Committee. Under the terms of these Exercise Agreements, Ms. Ayers, Dr. Marr and Messrs. Rubin, Hudspeth and Cohn may receive a loan from Genomica in an amount equal to the total exercise price of certain specified options. The Exercise Agreements provide that such loans will:

     - bear a market rate of interest determined at the time of the loan is made;

     - be secured by the Genomica common stock issued upon exercise of the options and, following the tender of such Genomica common stock pursuant to the Offer, by the Exelixis common stock received in exchange for such tendered shares of Genomica common stock;

     - be full recourse as to the executive; and

     - be payable 45 days following expiration of the 90-day lock-up period (as described below).

     In connection with the Merger Agreement, the directors and officers of Genomica and certain of their affiliates have agreed not to sell or otherwise dispose of Exelixis common stock for 90 days following the date that Purchaser first accepts shares for payment pursuant to the Offer. Exelixis has agreed to waive the provisions of the lock-up agreement with each of Ms. Ayers, Dr. Marr and Messrs. Rubin, Hudspeth and Cohn to enable them to sell a sufficient number of shares of Exelixis common stock to cover any tax obligations that they may incur as a result of exercises of options to acquire Genomica common stock.

Change in Control Arrangements

     Under Genomica's Amended and Restated 1996 Stock Option Plan, all options held by employees which are not assumed in connection with a change in control transaction automatically accelerate and become fully exercisable immediately prior to the closing of such a change in control and, under Genomica's 2000 Equity Incentive Plan, all options, including options held by non-employee directors, granted under the 2000 Equity Incentive Plan which are not assumed in connection with a change in control automatically accelerate and become fully exercisable immediately prior to the closing of such a change in control. Because Exelixis is not assuming the Genomica stock options in the Merger, all options granted to employees under the Amended and Restated 1996 Stock Option Plan and all options, including options held by non-employee directors, granted under the 2000 Equity Incentive Plan will accelerate.

     If the surviving corporation in a business combination transaction were to assume the Genomica stock options, in accordance with a policy which applies to options held by Genomica's executives (as determined by the Board), the vesting of the executive's stock options would partially accelerate, such that, with the exception of stock options representing one year's worth of vesting, all shares would be fully exercisable at the closing of the transaction. As to the shares remaining subject to vesting, vesting would continue for one year after the transaction on the normal schedule, except in the event the executive is terminated without cause, or the executive terminates for good reason, in which case the vesting of these shares also would accelerate. In the event of any other merger, consolidation or combination transaction not meeting the terms described above, if within 12 months of such event the executive is terminated without cause, or the executive terminates for good reason, then the policy provides that the vesting of all stock options held by such executive would accelerate.

     If the acceleration provisions of Genomica's stock option plans under which individual options were granted are more favorable than the acceleration described above, the acceleration provisions of the stock option plans will govern.

CERTAIN TRANSACTIONS

  Series C Preferred Stock Financing

     The following 5% stockholders of Genomica and entities affiliated with members of the Board purchased the indicated numbers of shares of Genomica Series C preferred stock in March 2000 at a purchase price of $4.50 per share:

                                                              NUMBER OF
PURCHASER                                                      SHARES
---------                                                     ---------
The Kaufmann Fund, Inc. ....................................    748,532
Falcon Technology Partners, L.P. ...........................    444,444
INVESCO Global Health Sciences Fund.........................  1,111,111
ARCH Venture Fund III, L.P. ................................    444,444

     In connection with the Series C preferred stock financing, Genomica entered into a Second Amended and Restated Investors' Rights Agreement with these purchasers and certain other stockholders of Genomica pursuant to which such stockholders have registration rights with respect to their shares.

  Option Grants

     Since January 1, 2000, Genomica has granted options to purchase shares of Genomica common stock to the following directors and executive officers:

                                                                 NUMBER     EXERCISE PRICE
DATE                 EXECUTIVE OFFICER OR DIRECTOR              OF SHARES     PER SHARE
----      ---------------------------------------------------   ---------   --------------
 1/27/00  Teresa W. Ayers....................................    333,333        $ 0.75
 1/27/00  Thomas G. Marr.....................................    333,333        $ 0.75
 1/27/00  Kenneth S. Rubin...................................    416,666        $ 0.75
 1/27/00  Daniel R. Hudspeth.................................    174,999        $ 0.75
  8/1/00  Sean M. Ryan.......................................    200,000        $ 4.50
 9/18/00  Michael W. Cohn....................................     66,666        $10.02
12/29/00  Michael W. Cohn....................................     33,333        $ 5.13
  1/2/01  Robert T. Nelsen...................................     15,000        $ 5.28
  1/2/01  James L. Rathmann..................................     15,000        $ 5.28
  1/2/01  William E. Rich....................................     15,000        $ 5.28
  6/4/01  Michael J. Savage..................................     15,000        $ 4.65
 9/24/01  Michael W. Cohn....................................     50,000        $ 2.58
 9/24/01  Daniel R. Hudspeth.................................     50,000        $ 2.58

     Each of the directors' options vests over a three-year period. Each of the executive officers' options, other than those granted to Mr. Cohn and Mr. Hudspeth on September 24, 2001, vests over a period of four to five years and is immediately exercisable upon grant, provided that upon the executive officer's termination of service, any unvested shares are subject to repurchase by Genomica at the original exercise price per share. The options granted to Messrs. Cohn and Hudspeth on September 24, 2001, vest over a one-year period.

  Severance Payment

     Mr. Ryan resigned his employment with Genomica, effective November 9, 2001. In connection with the termination of Mr. Ryan's employment, Mr. Ryan received a lump sum severance payment of $47,500, health insurance benefits and outplacement services for a period of three months following his termination. In exchange for these benefits, Mr. Ryan executed a general release of legal claims against Genomica.

     Genomica believes that the terms of the foregoing transactions are no less favorable to Genomica than the terms of any similar transaction that could have been obtained through arms' length negotiations with an unaffiliated third party.

                                                                     SCHEDULE II

                    [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

November 19, 2001

The Board of Directors
Genomica Corporation
1715 38th Street
Boulder, Colorado 80301
Members of the Board:

     You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Genomica Corporation ("Genomica"), other than Exelixis, Inc. ("Exelixis") and its affiliates, of the Exchange Ratio (defined below) provided for in the Agreement and Plan of Merger and Reorganization, dated as of November 19, 2001 (the "Merger Agreement"), among Exelixis, Bluegreen Acquisition Sub, Inc., a wholly owned subsidiary of Exelixis ("Sub"), and Genomica. As more fully described in the Merger Agreement, (i) Sub will commence an offer pursuant to which each outstanding share of the common stock, par value $0.001 per share, of Genomica ("Genomica Common Stock") will be exchanged (the "Exchange Offer") for the right to receive that number of shares of the common stock, par value $0.001 per share, of Exelixis ("Exelixis Common Stock") equal to the quotient obtained by dividing (a) the result obtained from dividing $110,000,000 by the sum of (x) the number of shares of Genomica Common Stock outstanding as of the date on which such shares are accepted for payment pursuant to the Exchange Offer (the "Acceptance Date"), (y) the number of shares of preferred stock, par value $0.001 per share, of Genomica outstanding as of the Acceptance Date and (z) the number of shares of Genomica Common Stock which would be issuable with respect to all options and warrants to purchase shares of Genomica Common Stock with an exercise price of $5.00 per share or less and with respect to any other rights to acquire shares of Genomica Common Stock outstanding as of the Acceptance Date (the result obtained from dividing $110,000,000 by the sum of clauses (x), (y) and (z), the "Genomica Stock Value") by (b) the average per share closing sales prices of Genomica Common Stock on the Nasdaq National Market for the 18 trading day period ending two trading days prior to the expiration of the initial offering period of the Exchange Offer (the "Average Closing Price" and, the number of shares of Exelixis Common Stock into which each outstanding share of Genomica Common Stock will be so exchanged in the Exchange Offer, the "Exchange Ratio"), provided that, if the quotient obtained by dividing the Genomica Stock Value by the Average Closing Price is greater than the quotient obtained by dividing the Genomica Stock Value by $13.30285, then the Exchange Ratio will be equal to the quotient obtained by dividing the Genomica Stock Value by $13.30285 and (ii) subsequent to such Exchange Offer, Sub will merge with and into Exelixis (the "Merger" and, together with the Exchange Offer, the "Transaction") pursuant to which each outstanding share of Genomica Common Stock not acquired in the Exchange Offer will be converted into the right to receive that number of shares of Exelixis Common Stock equal to the Exchange Ratio.

     In arriving at our Opinion, we:

          (a)  reviewed the Merger Agreement;

          (b) reviewed audited financial statements of Genomica and Exelixis for the fiscal year ended December 31, 2000;

          (c) reviewed unaudited financial statements of Genomica and Exelixis for the six months ended June 30, 2001 and a draft of certain financial data relating to Genomica and Exelixis for the three months ended September 30, 2001 prepared by the managements of Genomica and Exelixis;

The Board of Directors
Genomica Corporation
November 19, 2001
Page  2

          (d) reviewed financial forecasts and other information relating to Genomica and Exelixis prepared by the managements of Genomica and Exelixis;

          (e) reviewed historical market prices and trading volume for Genomica Common Stock and Exelixis Common Stock;

          (f) held discussions with the senior managements of Genomica and Exelixis with respect to the businesses and prospects for future growth of Genomica and Exelixis;

          (g) performed a liquidation analysis of Genomica using certain assumptions and estimates provided to or discussed with us by the management of Genomica as to the current market value of Genomica's assets, the amount of Genomica's current liabilities and the potential amount of expenses associated with a liquidation;

          (h) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Exelixis;

          (i) performed a discounted cash flow analysis of Exelixis using certain assumptions of future performance provided to or discussed with us by the management of Exelixis;

          (j)  reviewed public information concerning Genomica and Exelixis;

          (k) at the request of Genomica, approached and held discussions with certain third parties to solicit indications of interest in the possible acquisition of Genomica; and

          (l) performed such other analyses and reviewed such other information as we deemed appropriate.

     In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Genomica, Exelixis and their respective employees, representatives and affiliates. With respect to forecasts relating to Genomica and Exelixis provided to or discussed with us by the managements of Genomica and Exelixis, we assumed, at the direction of the managements of Genomica and Exelixis, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Genomica and Exelixis as to the future financial condition and operating results of Genomica and Exelixis. We have assumed, with the consent of Genomica, that the Transaction will be treated as an integrated transaction and qualify as a tax-free reorganization for federal income tax purposes. We also have assumed, with the consent of Genomica, that the Transaction will be consummated in all material respects in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party consents and approvals for the Transaction, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on Genomica, Exelixis or the contemplated benefits of the Transaction. We have relied, at the direction of the managements of Genomica and Exelixis, without independent verification or investigation, upon the assessments of the management of Exelixis as to the existing and future technology and products of Exelixis and the risks associated with such technology and products. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Genomica or Exelixis. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Genomica or Exelixis, any opinion as to the price at which Genomica Common Stock will trade subsequent to announcement or upon consummation of the Transaction or any opinion as to the price at which Exelixis Common Stock will trade at any time in the future. We express no view as to, and our Opinion does not address, the underlying business decision of

The Board of Directors
Genomica Corporation
November 19, 2001
Page  3

Genomica to effect the Transaction nor were we requested to consider the relative merits of the Transaction as compared to any alternative business strategies that might exist for Genomica or the effect of any other transaction in which Genomica might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

     As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

     We have acted as financial advisor to Genomica with respect to the Transaction and to the Board of Directors with respect to this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon delivery of this Opinion. CIBC World Markets and its affiliates in the past have provided services to Genomica unrelated to the proposed Transaction, for which services we and our affiliates have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Genomica and Exelixis for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Genomica Common Stock (other than Exelixis and its affiliates). This Opinion is for the use of the Board of Directors of Genomica in its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should exchange shares of Genomica Common Stock in the Exchange Offer or how such stockholder should vote or act with respect to any matters relating to the Transaction.

                                         Very truly yours,

                                         /s/ CIBC WORLD MARKETS CORP.

                                         CIBC WORLD MARKETS CORP.

                                 EXHIBIT INDEX

(a)(1) Prospectus, dated November 29, 2001 (incorporated herein by reference to the prospectus included in the Registration
          Statement on Form S-4 of Exelixis filed November 29, 2001).
(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of
          Exelixis filed November 29, 2001).
(a)(3)*   Letter to Stockholders of Genomica, dated November 29, 2001.
(a)(4) Press Release, dated November 19, 2001, issued by Exelixis and Genomica (incorporated herein by reference to Genomica's
          Form 425 filed November 20, 2001).
(e)(1) Agreement and Plan of Merger and Reorganization, dated as of November 19, 2001, among Exelixis, the Purchaser and
          Genomica (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form
          S-4 of Exelixis filed November 29, 2001).
(e)(2)    Form of Stockholder Tender Agreement, dated as of November
          19, 2001, among Exelixis and certain stockholders of Genomica (incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form
          S-4 of Exelixis filed November 29, 2001).
(e)(3)* Opinion of CIBC World Markets Corp. to the board of directors of Genomica, dated November 19, 2001 (included as
          Schedule II to this Schedule 14D-9).
(e)(4) Rights Agreement, dated October 2, 2001, between Genomica and Computershare Trust Company, Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form
          8-K of Genomica filed October 2, 2001).
(e)(5) Amendment to Rights Agreement, dated November 18, 2001, between Genomica and Computershare Trust Company, Inc.
(e)(6) Amended and Restated 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.19 of the Registration
          Statement of Genomica on Form S-1, Registration Number
          333-32472).
(e)(7) 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.20 of the Registration Statement on Form S-1 of Genomica, Registration Number 333-32472).
(e)(8)    Form of Grant Notice and Stock Option Agreement under the
          Amended and Restated 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.21 of the Registration
          Statement on Form S-1 of Genomica, Registration Number
          333-32472).
(e)(9)    Form of Grant Notice and Stock Option Agreement under the
          2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 the Registration Statement on Form S-1 of
          Genomica, Registration Number 333-32472).
(e)(10) Form of Indemnity Agreement entered into between Genomica and its directors and officers (incorporated herein by reference to Exhibit 10.16 the Registration Statement on Form S-1 of Genomica, Registration Number 333-32472).
(e)(11) Form of Agreement Regarding Stock Option Exercise, dated as of November 26, 2001, between Genomica and each of Teresa W.
          Ayers, Thomas G. Marr, Ph.D., Kenneth S. Rubin, Daniel R.
          Hudspeth and Michael W. Cohn (incorporated herein by reference to Annex C to the prospectus included in the Registration Statement on Form S-4 of Exelixis filed
          November 29, 2001).
(e)(12)   Form of Partial Waiver of Lock-Up Agreement, dated as of
          November 26, 2001, between Genomica and each of Teresa W.
          Ayers, Thomas G. Marr, Ph.D., Kenneth S. Rubin, Daniel R.
          Hudspeth and Michael W. Cohn (incorporated herein by reference to Annex E to the prospectus included in the Registration Statement on Form S-4 of Exelixis filed
          November 29, 2001).

---------------

* Included in copies mailed to stockholders of Genomica.